UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

TCW LIQUID ALTERNATIVES TRUST

(Name)

865 South Figueroa Street, Suite 1800

Los Angeles, California 90017

(Address of Principal Business Office (No. & Street, City, State, Zip Code))

(213) 244-0000

Telephone Number (including area code)

Patrick W. Dennis, Esq., Vice President and Secretary

865 South Figueroa Street, Suite 1800

Los Angeles, California 90017

(Name and address of agent for service of process)

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:    YES  ☒    NO  ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the city of Los Angeles and state of California on the 23rd day of January 2015.

TCW LIQUID ALTERNATIVES TRUST

By:	/s/ Meredith Jackson
Name:	Meredith Jackson
Title:	Sole Trustee

Attest:	/s/ Patrick W. Dennis
Name:	Patrick W. Dennis
Title:	Vice President and Secretary